

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Guohua Huang
Chief Executive Officer
EPWK Holdings Ltd.
Building #2, District A, No. 359 Chengyi Rd.
The third phase of Xiamen Software Park
Xiamen City, Fujian Province
The People's Republic of China, 361021

> **Re: EPWK Holdings Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted November 14, 2022**
> **CIK No. 0001900720**

Dear Guohua Huang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted November 14, 2022

Permission Required from the PRC Authorities to Operate the VIE or Offer Our Class A Ordinary Shares to Foreign Investors, page 10

1. We note your amended disclosure in response to comment 7 and reissue it in part. You state that "we are currently not required to obtain permission from any of the PRC authorities to issue our Class A Ordinary Shares to foreign investors" and that "except for the general permissions and approvals required for PRC companies to operate their businesses, we are not required to obtain additional permissions or approvals from the PRC authorities, including CSRC or CAC, to operate the VIE through contractual

arrangements." Please revise to disclose the nature of the "general permissions approvals required for PRC companies to operate their businesses." Also disclose each permission or approval that your subsidiaries and the VIE are required to obtain from Chinese authorities to operate their business and offer the securities being registered to foreign investors. State whether your subsidiaries are covered by permissions requirements from the CSRC or the CAC, or any other governmental agency that is required to approve your, your subsidiaries' or the VIE's operations. State affirmatively whether you, your subsidiaries and the VIE have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

Selected Condensed Consolidating Financial Statements of the Parent, Subsidiaries, VIE and its Subsidiaries
Selected Condensed Consolidating Statement of Operations, page 23

2.   We note you present here two statements of operations for the year ended June 30, 2022. It appears only one is needed. Please revise as appropriate or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations.
Gross Profit, page 82

3.   The table you refer to in this section is missing. Please revise accordingly.

Consolidated Balance Sheets, page F-3

4.   We note the significant decrease in both "Right-of-use assets" and the related "Lease payable-non-current" amounts year over year. Please explain to us and disclose as appropriate the reason for the decrease.

Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
(o) Cost of revenue, page F-18

5.   Refer to your response to comment 16. It appears to contain information meaningful to investors in discerning how platform costs contribute to your cost of revenue rather than research and development expenses. Please consider including it in this note.

       You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Fang Liu, Esq.